Bovie Medical Corporation
734 Walt Whitman Rd.
Melville, New York 11747

November 9, 2009

Via Edgar and Via Facsimile to (202) 772-9218
Mr. Brian Cascio
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
450 Fifth Street, NW
Washington, D.C.  20549

Re:	Bovie Medical Corporation Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2008 Filed September 18, 2009 File No. 001-31885

Dear Mr. Cascio:

On behalf of Bovie Medical Corporation, this letter responds to the Staff’s comment letter dated October 15, 2009, which contained comments on the amendment referenced above.  To be consistent with the style used in those filings, I use the terms “we” and “our” in this letter to refer to Bovie Medical Corporation rather than to myself as an individual.  For ease of reference, we have excerpted the SEC’s numbered comments in italics below, followed by our response.

Amendment No. 1 to Form 10-K for December 31, 2008

Item 1A, Risk Factors, Page 1

1.           We note your response to prior comment 2.  It is unclear whether the disclosure under the captions “Manufacturing” and “International” on page 6 is in response to Item 101 or Item 503 of Regulation S-K.  In future filings:

•	If the disclosure is in response to Item 101, provide the disclosure under Item 1 of your Form 10-K; or
•	If the disclosure is in response to Item 503, revise the titles of the captions under Item 1A to highlight the risk.

Mr. Brian Cascio
November 6, 2009

Response:

We intended for the disclosure on page 6 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 to address risk factors in response to Item 503.  In future filings, we will revise all of the titles of the captions in Item 1A to highlight the risk.

Signatures, page 6

2.           We note your response to prior comment 12.  Your controller or principal accounting officer should also sign the report below the second paragraph required on the Signatures page.  Please revise.

Response:

In the Amendment No. 2 to Form 10-K for the fiscal year ended December 31, 2008 filed concurrently with this response (“Amendment No. 2”), we have complied with the Staff’s request.

Exhibit Index, page 7

3.           We note the exhibits you filed in response to prior comment 14.  Please be advised that comments on your confidential treatment application will be issued in a separate letter.

Response:

We understand that comments on our confidential treatment application will be issued in a separate letter

4.           We note your response to the first and second bullets of prior comment 14.  Please file the complete agreement.  We note the following:

•	Exhibit A of exhibit 10.12 is missing;
•	Exhibit A of exhibit 10.14 is missing; and
•	Exhibits A, B, C and D of exhibit 10.15 are missing.

Response:

We have complied with the Staff’s request in Amendment No. 2.

Item 8.  Financial Statements and Supplementary Data

Note 13.  Gain from Contract Settlement, page F-21

5.           We note your response to our prior comment 8.  Please explain to us how you determined fair value of the assets acquired in the nonmonetary exchange.  Provide the methodology and assumptions used, and the basis for your projections.  Please also indicate how you considered the license granted to Boston Scientific in your valuation and why you believe that this is incidental to the transaction.

Mr. Brian Cascio
November 6, 2009

Response:

In our approach to recording this transaction we looked to SFAS 153, Exchanges of Nonmonetary Assets, which in the second Quarter of 2008 were the set of authoritative guidelines in place at the time. Management believed at the time of the transaction that the nonmonetary exchange had ‘commercial substance’, meaning there was an expectation that the future cash flows of the company would change significantly as a result of the exchange. SFAS 153 determines that the measure of value to be utilized for transactions involving commercial substance is fair value. We looked to SFAS 157 Fair Value Measurements, for guidelines in determining the fair value of the asset transferred. SFAS 157 defines the fair value of an asset as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.”  The components involved at the core of this transaction were an exchange of an intangible patent ownership for the release of a yearly minimum purchase obligation required by Boston Scientific. The problem with just applying the amount of current liability Boston Scientific was being released from is that this transaction was not an ‘orderly transaction’ nor ‘arms length’ transaction. There was urgency in the transaction on the part of Boston Scientific in that they were immediately shutting down the department related to this patent and in essence ‘liquidating’ a portion of their company. Due to the fact that there was a degree of distress in the transaction we could not rely on using a one sided ‘perceived value’ calculated using the value of the minimum purchases required and released as the fair market value of the asset we received. Given this, management first conducted a thorough valuation of the non-monetary exchange and then engaged two independent third party appraisers to ensure that managements valuation was within reasonable limits and therefore mitigate any major uncertainties in determining the fair value of the assets received in the exchange, which then resulted in the approximately $1.5 million amount of gain management recorded.

Management determined the fair value of the patent a few different ways, first by conducting an analysis of the costs to reproduce, second by reviewing similar market transactions, and lastly modeling expected future cash flows of the patent.  We used revenue projections from Boston Scientific, discussions with the inventor (a Bovie employee) as to the market and any competitors, and research and projections from Bovie’s sales and marketing department. Currently in the market place was only one competitor, TissueLink nka Salient Surgical Technologies, who was very successful with a similar technology and product line having sales attributable to these products in the $40-50 million range. The cost approach was considered, but excluded from the fair value determination as the cost to reproduce the patent does not adequately represent the value of the patent. We then reviewed the work of the third party appraisers to validate that the amount we calculated was within reasonable limits. Management was responsible for calculating and recording a gain of approximately $1,496,000 based on the fair values of the assets we received (i.e. intellectual property and molds of approximately $1,456,000 and $40,000, respectively). We believe that the resulting valuation is within reasonable limits because the multiple probability weightings reduced the likelihood of uncertainties to the asset valuation.

Mr. Brian Cascio
November 6, 2009

Management utilized in its multiple probability weightings:

•	Number of procedures ranging from 30 to 70% of the market (assumed growth rate ranging from 2% to 7%)
•	Adoption Rate ranging from 1% to 5%
•	Average sales price of $800 based upon the current market price, which we were generating revenue at, with an assumed 5% growth rate
•	Capital investment ranges from $500,000 to $1,100,000
•	Discount rate ranges from 10% to 30% (includes Risk Free rate, adjusted equity risk premium, risk premium for size and risk premium for Company specific risk factors)
•	SEER device market opportunity projected revenues provided by Boston Scientific.

The third party appraisers utilized the three general approaches to appraising assets: the market approach, the cost approach, and the income approach. They stated that as a basis for their valuation they relied on various financial sources, including CapitalIQ, Hoovers Online, OneSource, and Compustat Research Insight database from Standard & Poor’s. In addition, merger and acquisition data was obtained from CapitalIQ and Pratt’s Stats. These sources, as well as other published financial and economic data were utilized in their estimation of the value of the intangible assets.  The financial data used in the financial forecasting came from third party independent information from Boston Scientific.

Part of the amended agreement to acquire the patent from Boston Scientific for the sintered steel product line included granting Boston Scientific a limited use license for any of the medical application markets outside of the markets Bovie intended on entering. This provision had no impact in calculating the fair value received as it was only for markets outside our fields of use and there was no indications at the time nor currently that Boston Scientific has any intention of exercising said license. It is to be noted that this provision was also considered within the third party appraisers valuations.

When we acquired the patent, the development was in the final stage. Currently, since the acquisition of the sintered steel patent we have completed the development of the first product line under the patent, the SEER line, which we have already recorded sales both domestically and internationally. We have also applied for FDA 510k clearance for the second product line, the BOSS line, which we anticipate receiving within the next couple months. In addition, as further support for the value of this patent and the underlying product lines we are currently in discussion with a large medical supply company that is interested in either purchasing the technology or entering into an exclusive manufacturing agreement for the product lines.

As a result of the above, management and the third party independent appraisers determined that a fair value for the received patent was determinable within reasonable limits and without any major uncertainties (see below, therefore FASB ASC 845-10-30-3 does not apply).

Mr. Brian Cascio
November 6, 2009

However, in light of your comments we understand that better disclosure could have been made in our filings to allow the user a better understanding of the transaction and our calculation of fair value.  As such we are proposing the following replacement disclosure related to this transaction to be added to all future filings starting with our September 30, 2009 10-Q:

NOTE 13 – GAIN FROM CONTRACT SETTLEMENT

On April 29, 2008 we signed an agreement with Boston Scientific Corporation to acquire technology, patents, and assets related to the use of conductive sintered steel as an electrode for radio frequency cutting and coagulation, intended to lower blood loss, quicken procedure times and provide cost savings for hospitals. The original development and manufacturing agreement signed in 2007 required us to develop and manufacture certain products using Boston Scientifics’ intellectual property, with which we complied. Boston Scientific terminated the original agreement and through the contract settlement negotiations we acquired the ownership rights to the intellectual property and equipment in consideration for releasing Boston Scientific from any further obligations as outlined in the original development and manufacturing agreement. A new agreement was signed in place of the previous distribution and marketing agreement between the companies for the technology’s use in Boston Scientifics’ oncology business. As part of this new agreement, we granted a limited license to Boston Scientific until 2016 for uses outside of our intended fields listed above, which management feels has no impact on the fair value of the asset received.

Management believed at the time of the transaction that the nonmonetary exchange had ‘commercial substance’, meaning there was an expectation that the future cash flows of the company would change significantly as a result of the exchange. The presence of ‘commercial substance’ determines that the measure of value to be utilized for transactions is fair value. Due to the fact that there was a degree of urgency in the transaction, namely the immediate need for Boston Scientific to terminate the contract due to some internal restructuring, one could not rely on it being an ‘arms length’ transaction. Management first conducted a thorough valuation of the non-monetary exchange and then engaged two independent third party appraisers to ensure that managements valuation was within reasonable limits.. These third party appraisers utilized the three general approaches to appraising assets: the market approach, the cost approach, and the income approach.

Management determined the fair value of the patent a few different ways, first by conducting an analysis of the costs to reproduce, second by reviewing similar market transactions, and lastly modeling expected future cash flows of the patent. Each approach to fair value measurement was analyzed based on the level of inputs and compared against the fair value hierarchy. The income approach utilized numerous Level 3 inputs in its determination of value, including rates of return and projected cash flow. The market approach utilized Level 2 inputs for market rates of royalties on similar technologies. The cost approach was considered, but excluded from the fair value determination as the cost to reproduce the patent does not adequately represent the value of the patent.

Management believes that the resulting valuations were within reasonable limits because the multiple probability weightings reduced the likelihood of uncertainties to the asset valuation and soon after the transaction, we generated revenues and began discussions for possible distribution agreements which allowed us to determine that our estimate of fair value was within reasonable limits when reviewing our projected sales. Management used revenue projections from Boston Scientific, discussions with the inventor (a Bovie employee) as to the market and any competitors, and research and projections from Bovie’s sales and marketing department.  Management then reviewed the work of the third party appraisers to validate that the amount calculated was within reasonable limits. Management was responsible for calculating and recording a gain of approximately $1,496,000 based on the fair values of the assets we received (i.e. intellectual property and molds of approximately $1,456,000 and $40,000, respectively).

Management utilized in its multiple probability weightings:

Mr. Brian Cascio
November 6, 2009

•	Number of procedures ranging from 30 to 70% of the market (assumed growth rate ranging from 2% to 7%)
•	Adoption Rate ranging from 1% to 5%
•	Average sales price of $800 based upon the current market price, which we were generating revenue at, with an assumed 5% growth rate
•	Capital investment ranges from $500,000 to $1,100,000
•	Discount rate ranges from 10% to 30% (includes Risk Free rate, adjusted equity risk premium, risk premium for size and risk premium for Company specific risk factors)
•	SEER device market opportunity projected revenues provided by Boston Scientific.

Third Party appraisers utilized professional data from various sources as Capital IQ, Hoovers Online, OneSource, and Compustat Research Insight database from Standard & Poor’s, along with the SEER device market opportunity projected revenues provided by Boston Scientific.

6.           Please tell us how your accounting complies with FASB ASC 845-10-30 and 8, which indicates that if you are unable to determine fair value within reasonable limits, a nonmonetary exchange should be measured based on the recorded amount of the nonmonetary assets transferred.

Response:

Please see our response to comment 5 above.

7.           Since the distribution agreement was previously considered part of your operations and any related revenues and expenses were included in operating income, please explain why the gain from settlement of the distribution agreement is not included in operations.  Please explain how your presentation of this gain in your income statement is consistent with the guidance in Question 2 of SAB Topic 5P, which indicates that items related to operations should be classified in operations.

Response:

After further review of the Staff’s comment we determined that the gain on cancellation of an agreement that we had recorded in the second quarter 2008 may be better presented within our income from operations section as opposed to the other income section where it was originally presented. For all future applicable filings, since this is a reclassification with no change or affect to net income, we will disclose this event in the format listed in our response to comment 5 above, under “Note 13”. We have also included in our upcoming September 30, 2009 10-Q under Note 1. ‘Basis of presentation’ the following:

Reclassification

During the third quarter 2009, management determined that the gain on cancellation of an agreement that we had recorded in the second quarter 2008 may be better presented within our “Income from operations” section as opposed to the “other income” section where it was originally presented. Management has decided to reclass the presentation of this gain in the current 10-Q filing as well as future filings within the income from operations section. The treatment of this reclassification has been reviewed by the Company pursuant to SEC Staff Accounting Bulletin No. 99 and FASB Statement of Financial Accounting Standards Boards’ Accounting Standards Codification No. 250, and we have determined this change in presentation is not material to the overall 2008 financial presentation and related reports. We have revised our September 30, 2008 consolidated statements of operations presented in our third quarter 2009 Form 10-Q to reflect the corrected amounts.  Revising the prior year financial statements for immaterial errors would not require previously filed reports to be amended. The following table reflects the adjustments to the statement of operations for the nine months ended September 30, 2008.

Mr. Brian Cascio
November 6, 2009

(in thousands)	Nine months ended September 30, 2008
	As reported	Adjustment	As revised
Sales	$20,959	$-	$20,959
Cost of sales	12,239	-	12,239
Gross profit	8,720	-	8,720

Gain on cancellation of agreement	-	1,496	1,496

Other costs and expenses	7,572	-	7,572
Income from operations	1,148	1,496	2,644
Gain on cancellation of agreement	1,496	(1,496)	-
Interest income (expense)	15	-	15
Income before taxes	2,659	-	2,659
Provision for taxes	(866)	-	(866)
Net income	$1,793	$-	$1,793

Additionally, to provide a better overall understanding, management has decided to expand the disclosure of this transaction including emphasis on the basis used in determining the value of the received assets and related gain. Our proposed revised Note 13 provided below:

General

8.           As requested in our letter dated August 25, 2009, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:

Bovie Medical Corporation hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Brian Cascio
November 6, 2009

Please call me at 727-803-8593, if I can answer any questions regarding this letter.

Sincerely,

/s/ Gary D. Pickett
Chief Financial Officer

cc:           Andrew Makrides, Chief Executive Officer, Bovie Medical Corporation